SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            Schedule 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No.       4      )*

                         ALBERTO-CULVER  COMPANY
                            (Name of Issuer)


                CLASS B  COMMON STOCK, $.22 PAR VALUE PER SHARE
                       (Title of Class of Securities)


                                 013068101
                               (CUSIP Number)
Marshall E. Eisenberg  (312) 269-8000           Carol L. Bernick
NEAL GERBER & EISENBERG                         (708) 450-3051
Two North LaSalle Street, Suite 2200            2525 Armitage Avenue
Chicago, Illinois  60602                        Melrose Park, IL  60160

                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                January 3, 1995
                          (Date of Event which Requires
                              Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this Statement,  including all exhibits, should be filed
with the Commission.   See Rule 13d-1(a) for other parties  to whom copies are
to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13D CUSIP NO. 013068101                                  Page 2 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CAROL L. BERNICK


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b) X


3     SEC USE ONLY

4     SOURCE OF FUNDS  *

            Not applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. Citizen

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
            7   SOLE VOTING POWER

                    523,356

            8   SHARED VOTING POWER

                  1,061,006

            9   SOLE DISPOSITIVE POWER

                    523,356


           10   SHARED DISPOSITIVE POWER

                  1,061,006

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,584,362

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
       Excluded are 340,000 shares held directly by Bernick's spouse.
       Bernick has no beneficial interest in such shares and beneficial ownership of them is disclaimed.
                                                                        X

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

             9.45%

14     TYPE OF REPORTING PERSON *

            IN


13D CUSIP NO. 013068101                                  Page 3 of 9 Pages

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BEL GRANTOR ANNUITY TRUST DTD 10/1/93


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b) X


3    SEC USE ONLY


4    SOURCE OF FUNDS  *

            Not applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
           7   SOLE VOTING POWER

                    146,626

           8   SHARED VOTING POWER

                      -0-

           9   SOLE DISPOSITIVE POWER

                    146,626


          10   SHARED DISPOSITIVE POWER

                      -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              146,626


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
              Not applicable


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

             .9%

14    TYPE OF REPORTING PERSON *

            00

3D CUSIP NO. 013068101                                  Page 4 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             LHL GRANTOR ANNUITY TRUST DTD 10/1/93


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b) X


3    SEC USE ONLY


4    SOURCE OF FUNDS  *

            Not applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
            7   SOLE VOTING POWER

                    146,626

            8   SHARED VOTING POWER

                      -0-

            9   SOLE DISPOSITIVE POWER

                    146,626

           10   SHARED DISPOSITIVE POWER

                      -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              146,626


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
               Not applicable


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

             .9%

14    TYPE OF REPORTING PERSON *

            00


13D CUSIP NO. 013068101                                  Page 5 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BEL APRIL, 1994 GRANTOR ANNUITY TRUST


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b) X


3    SEC USE ONLY

4    SOURCE OF FUNDS  *

            Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
           7   SOLE VOTING POWER

                     0

           8   SHARED VOTING POWER

                  449,353


           9   SOLE DISPOSITIVE POWER

                     0


          10   SHARED DISPOSITIVE POWER

                   449,353

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              449,353


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                 Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            2.68%

14   TYPE OF REPORTING PERSON *

            00

13D CUSIP NO. 013068101                                  Page 6 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            LHL APRIL, 1994 GRANTOR ANNUITY TRUST


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)
                                                                    (b) X


3    SEC USE ONLY

4    SOURCE OF FUNDS  *

            Not applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
          7   SOLE VOTING POWER

                     0

          8   SHARED VOTING POWER

                  449,353

          9   SOLE DISPOSITIVE POWER

                     0


         10   SHARED DISPOSITIVE POWER

                  449,353

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              449,353


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                 Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

            2.68%

14    TYPE OF REPORTING PERSON *

               00


Item 1.     Security and Issuer.

      Title of Class of Securities:       Class B Common Stock, $.22
                                          par value per share

      Name and Address of Issuer:         Alberto-Culver Company ("Alberto")
                                          2525 Armitage Avenue
                                          Melrose Park, IL  60160

Item 2.     Identity and Background.

      (a)   Name of Person Filing:        1)  Carol L. Bernick ("Bernick")
                                          2)  BEL Grantor Annuity Trust dated
                                                10/1/93 ("BEL Grantor Trust")
                                          3)  LHL Grantor Annuity Trust dated
                                                10/1/93 ("LHL Grantor Trust")
                                          4)  BEL April, 1994  Grantor Annuity
                                                Trust dated 4/11/94
                                                ("BEL Trust")
                                          5)  LHL April, 1994  Grantor Annuity
                                                Trust dated 4/11/94
                                                ("LHL Trust")

      (b)   Address:    1), 2), 3),       c/o Carol L. Bernick
                        4) and 5)         2525 Armitage Avenue
                                          Melrose Park, IL  60160

      (c)   Principal Business:

            (1) Bernick, an individual, is a Director and Executive Vice-President and Assistant Secretary of Alberto and the President of Alberto-Culver USA, Inc., a subsidiary of Alberto

            2), 3), 4)
            and 5)    Trust Administration

      (d)   Prior Criminal Convictions:   None

      (e)   Prior Civil Proceedings With
            Respect to Federal or State
            Securities Laws:              None

      (f)   Place of Organization:        1) U.S. Citizen
                                          2), 3), 4), and 5) Illinois trusts

Item 3.     Source and Amount of Funds or Other Consideration.

      Not applicable. On January 3, 1995, Bernick, as trustee for the LHL Grantor Trust, and as trustee for the BEL Grantor Trust, transferred from each trust 327,696 shares to the respective beneficiary of each such trust. Similarly, on January 3, 1995, Bernick and Leonard H. Lavin ("Mr. Lavin") and Bernick and Bernice E. Lavin ("Mrs. Lavin"), as co-trustees of the LHL Trust and of the BEL Trust, respectively, transferred 664,306 shares to the respective beneficiary of each such trust.

Item 4.     Purpose of Transaction.

      Transfers of securities were caused by trust funding and for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.     Interest in Securities of the Issuer.

      (a) Amount Beneficially Owned: 1,584,362 shares total: 180,104 shares directly; 449,353 shares held as co-trustee of the LHL Trust; 449,353 shares held as co-trustee of the BEL Trust; 146,626 shares as trustee of the BEL Grantor Trust; 146,626 shares as trustee of the LHL Grantor Trust; 50,000 shares as trustee of the Lavin Survivor Insurance Trust dated 4/23/93; 12,000 shares held by Lavin Family Foundation (a charitable foundation of which Bernick is a Director and Vice President); and 150,300 shares as co-trustee of a trust for her benefit.

            Percentage of Class: 9.45% total: 1.1% directly; 2.68% as co-trustee of the LHL Trust; 2.68% as co-trustee of the BEL Trust; .9% as trustee of the BEL Grantor Trust; .9% as trustee of the LHL Grantor Trust; .1% as a Director and Vice President of Lavin Family Foundation; and .9% as co-trustee of a trust for her benefit (based upon 16,766,240 Class B shares outstanding as of December 31, 1994).

      (b)   Number of Shares as to Which Such Person Has:

                                                              BEL              LHL
                                             Bernick          Grantor Trust    Grantor Trust     BEL Trust     LHL Trust
      (i)    Sole power to vote:               523,356<F1>   146,626<F1>       146,626<F1>          -0-           -0-
      (ii)   Shared power to vote:           1,061,006<F2>      -0-               -0-            449,353<F2>    449,353<F2>
      (iii)  Sole power to dispose:            523,356<F1>   146,626<F1>       146,626<F1>          -0-           -0-
      (iv)   Shared power to dispose:        1,061,006<F2>      -0-               -0-            449,353<F2>    449,353<F2>

[FN]
    <F1>    The  above shares shown as owned by  each of the BEL Grantor Trust and the LHL Grantor Trust are reflected as sole power of Bernick and each respective trust because Bernick is the sole trustee of said trusts.

    <F2>    Bernick shares  the power to vote and dispose of the shares in the
            BEL Trust and LHL Trust with Mrs. Lavin and Mr. Lavin, respectively. Bernick also shares the power to vote and dispose of the 12,000 shares held by Lavin Family Foundation with Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 150,300 shares held by such trust with Mrs. Lavin. Certain information regarding Mr. Lavin and Mrs. Lavin is presented below:

            (a)   Name of Person:   Leonard H. Lavin
                                    Bernice E. Lavin

            (b)   Address:          2525 Armitage Avenue
                                    Melrose Park, Illinois  60160

            (c)   Principal
                  Business:         Leonard  H. Lavin,  an  individual,  is  a
                                    Director  and  the  Chairman  of  Alberto.
                                    Bernice E. Lavin, an individual, is a Director and Vice Chairman, Secretary and
                                    Treasurer of Alberto.

            (d)   Prior Criminal
                  Convictions:      None.


            (e)   Prior Civil
                  Proceedings With
                  Respect to Federal
                  or State Securities
                  Laws:             None.

            (f)   Place of
                  Organization:     U.S. Citizen.


      The foregoing does not reflect 50,100, 130,178 and 278,044 shares of Alberto Class A Common Stock owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick individually, and Lavin Family Foundation, respectively. Also excluded are 340,000 Class B shares of and 125,000 shares of Alberto Class A Common Stock held directly by Bernick's spouse. Bernick has no beneficial interest in such shares owned by her spouse and beneficial ownership of them is disclaimed.

      (c)   None, except as reported in Item 3 above.

      (d)   None.

      (e) On December 8, 1994, the LHL Grantor Trust and BEL Grantor Trust ceased to hold 5% of a class of securities. On January 3, 1995, the LHL Trust and BEL Trust ceased to hold 5% of a class of securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.


Item 7.     Material to be Filed as Exhibits.

            None.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1995

Signature:  /S/

Name/Title: Carol L. Bernick, Individually; as
            Trustee of the LHL Grantor Annuity Trust dated 10/1/93; and as Trustee of the BEL
            Grantor Annuity Trust dated 10/1/93 as
            Co-Trustee of each of the BEL April, 1994
            Grantor Annuity Trust and LHL April, 1994
            Grantor Annuity Trust; as co-trustee of a trust dated 10/20/72; and as trustee of an insurance trust dated 4/23/93